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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Calais Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127907-10-3

(Cusip Number)

Melvin W. Martin
47340 Greenhill Road, Chilliwack, B.C. V2R 4T2
Telephone: 604-858-8705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 127907-10-3			Page 3 of 7

1.	Name of Reporting Person: Melvin W. Martin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 512,500 shares

		8.	Shared Voting Power: 69,009 shares

		9.	Sole Dispositive Power: 512,500 shares

		10.	Shared Dispositive Power: 69,009 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,478,422 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D CUSIP No. 127907-10-3	Page 4 of 7

Item 1. Security And Issuer

     This Statement relates to the Common Stock of Calais Resources, Inc., a company organized under the laws of British Columbia, Canada. The principal executive offices of the Company are located at P.O. Box 427, Chilliwack, British Columbia V2P 6J7.

Item 2. Identity and Background

     The identity and business/residential address of the reporting person is Melvin W. Martin, 47340 Greenhill Road, Chilliwack, B.C., V2R 4T2.

     The reporting person serves as a Director of the Company and is otherwise retired.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions: (All dollar amounts are in US dollars unless otherwise indicated as Canadian dollars by the symbol Cnd.)

Securities	Amount/Source of Funds

100,000 Shares of Common Stock	The reporting person purchased these shares with personal funds on January 7, 1993 for a total purchase price of Cnd$0.22 per share.

25,000 Common Stock Options	The reporting person was granted these stock options on January 7, 1993 which had an exercise price of Cnd$0.29 and which expired on June 1, 1998.

100,000 Shares of Common Stock	The reporting person purchased these shares on January 7, 1993 upon the exercise of a warrant at a price of Cnd$0.22 per share.

11,000 Shares of Common Stock	The reporting person purchased these shares with personal funds on April 15, 1993 for a total purchase price of Cnd$0.70 per share.

3,600 Shares of Common Stock	The reporting person purchased these shares with personal funds on May 28, 1993 for a total purchase price of Cnd$1.00 per share.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 5 of 7

100,000 Shares Common Stock	The reporting person purchased these shares with personal funds on June 16, 1993 for a total purchase price of Cnd$0.15 per share.

100,000 Shares of Common Stock	The reporting person purchased these shares on October 19, 1994 through the exercise of a warrant at a price of Cnd$0.26 per share.

43,500 Warrants Each for One Share of Common Stock	The reporting person purchased these warrants with personal funds on February 8, 1995 for a total purchase price of Cnd$0.75 per warrant. These warrants had an expiration date of June 11, 1996.

43,500 Warrants Each for One Share of Common Stock	The reporting person purchased these warrants with personal funds on April 10, 1996 for a total purchase price of Cnd$0.85 per share. These warrants had an expiration date of June 1, 1998.

1,000 Shares Common Stock	The reporting person purchased these shares with personal funds on October 3, 1996 for a total purchase price of Cnd$10.20 per share.

700 Shares Common Stock	The reporting person purchased these shares with personal funds on March 14, 1997 for a total purchase price of Cnd$10.45 per share.

300 Shares Common Stock	The reporting person purchased these shares with personal funds on March 14, 1997 for a total purchase price of Cnd$10.50 per share.

Disposed of 1,000 Shares Common Stock	The reporting person sold these shares on September 4, 1997 at total price of Cnd$8.70 per share.

Disposed of 1,000 Shares Common Stock	The reporting person sold these shares on September 17, 1997 at total price of Cnd$8.40 per share.

Disposed of 1,000 Shares Common Stock	The reporting person sold these shares on October 1, 1997 at total price of Cnd$8.00 per share.

Disposed of 1,000 Shares Common Stock	The reporting person sold these shares on October 2, 1997 at total price of Cnd$9.00 per share.

Disposed of 100 Shares Common Stock	The reporting person sold these shares on October 24, 1997 at total price of Cnd$7.70 per share.

25,000 Shares Common Stock	The company 397157 BC Ltd. acquired these shares through the exercise of a stock option on January 1, 1998 at an exercise price of Cdn$0.29. The reporting person has indirect beneficial ownership of these shares as the sole owner of 397157 BC Ltd.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 6 of 7

75,000 Common Stock Options	The reporting person was granted these stock options on October 18, 2000 which had an exercise price of Cnd$0.45.

75,000 Shares Common Stock	The reporting person acquired these shares through the exercise of a stock option on July 30, 2003 at an exercise price of Cnd$0.45.

     The reporting person has indirect beneficial ownership over 69,009 shares through his wife, Lynne Martin, as set forth in the table below. Mrs. Martin holds these shares in a Canadian RRSP (retirement account).

5,000 Shares Common Stock	The reporting person gifted these shares to his wife in 1995.

5,538 Shares Common Stock	The reporting person gifted these shares to his wife in 1996.

3,361 Shares Common Stock	The reporting person gifted these shares to his wife in 1997.

4,974 Shares Common Stock	The reporting person gifted these shares to his wife on November 28, 1998.

13,287 Shares Common Stock	The reporting person gifted these shares to his wife on November 10, 1999.

14,314 Shares Common Stock	The reporting person gifted these shares to his wife on November 17, 2000.

21,700 Shares Common Stock	The reporting person gifted these shares to his wife on December 14, 2001.

835 Shares Common Stock	The reporting person gifted these shares to his wife on December 5, 2002.

896,922 Shares of Common Stock underlying a Convertible Debenture (1)	The convertible debenture is in the total amount of Cdn$1,103,214, which is convertible into common stock at Cdn$1.23 per share through May 11, 2011.

FN(1) The convertible debenture is held in the name of Judy Harvey. Mrs. Harvey disclaims any beneficial interest in the debenture or the underlying shares of common stock. Mr. Martin disclaims any affiliation with Mr. or Mrs. Harvey or their affiliated entities and disclaims any beneficial ownership in any other securities they may hold.

Item 4. Purpose of Transaction

     The reporting person acquired these shares for investment purposes.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 7 of 7

Item 5. Interest in the Securities of the Issuer

     (a) The reporting person’s aggregate interest and percentage of common stock of Calais Resources, Inc. equals 1,478,422 shares (7.5% of the shares of common stock outstanding) of which 896,922 shares may be acquired pursuant to a convertible debenture as described above in Item 3. The shares of common stock and the convertible debenture described above are the only interest the reporting person has in Calais Resources, Inc. common stock.

     (b) The reporting person has sole voting and sole dispositive power with respect to 512,500 shares of common stock. The reporting person has shared voting and dispositive power with respect to 69,009 shares of common stock of Calais Resources, Inc., which shares are held by his wife in a Canadian Registered Retirement Savings Plans (RRSP).

     (c) N/A

     (d) N/A

     (e) N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2004	By:	/s/ Melvin W. Martin

ATTENTION:	Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)